May 5, 2025

David Ayanoglou
Chief Financial Officer
Healthcare Triangle, Inc.
7901 Stoneridge Drive, Suite 220
Pleasanton, CA 94588

       Re: Healthcare Triangle, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 22, 2025
           File No. 333-286331
Dear David Ayanoglou:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1/A filed April 22, 2025
Risk Factors, page 5

1. We note that you have received a notice of delisting from Nasdaq due to failure to maintain a minimum bid price for your company's securities. Disclose whether the
       Securities Purchase Agreements were entered into to avoid delisting, and the risks that the offering may not result in the Company's securities remaining listed on the
       Nasdaq. We also note that at least one other company has recently attempted a similar offering including warrants with zero exercise price to maintain Nasdaq listing. The company has disclosed that Nasdaq has halted trading in the company's securities pending hearings to determine whether the offerings resulting in substantial dilution to shareholders are in the public interest and raise specific delisting concerns. See Item
       3.01 Form 8-K filed by Damon, Inc. on April 30, 2025 (File No. 1-42190). Disclose
       any other actions contemplated by the Company following this offering, such as a
 May 5, 2025
Page 2

       reverse stock split, that could affect the holdings of shareholders. The Private Placement, page 8

2. Disclose the amount of proceeds raised in the Private Placement of the Units.
      Please contact Aliya Ishmukhamedova at 202-551-7519 or Larry Spirgel at 202-551-
3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Jeffrey Wofford, Esq.